FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of August 2007

Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

Business House F, Level 2

RBS, Gogarburn, PO Box 1000

Edinburgh EH12 1HQ, DEPOT CODE: 045

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒        Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

The following information was issued as Company announcements, in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

Interim Results 2007

Interim Results

for the half year ended

30 June 2007

THE ROYAL BANK OF SCOTLAND GROUP plc

THE ROYAL BANK OF SCOTLAND GROUP plc

2007 FIRST HALF HIGHLIGHTS

•	*Group operating profit up 11% to £5,106 million.

•	Profit after tax up 20% to £3,736 million.

•	Adjusted earnings per ordinary share up 21% to 38.4p.

•	Interim dividend up 25% to 10.1p.

•	Income up 8% to £14,690 million (10% at constant exchange rates).

•	UK income up 10% to £10.9 billion.

•	International income £3.8 billion, up 10% at constant exchange rates.

•	Cost:income ratio down to 41.4% from 41.9%.

•	Impairment losses improved to 0.40% of loans and advances.

•	At constant exchange rates, Group operating profit up 13%.

•	Average loans and advances to customers up 9%.

•	Average customer deposits up 10%.

•	Adjusted return on equity 19.6%, up from 18.5%.

•	Tier 1 capital ratio 7.4%.

•	Total capital ratio 12.5%.

*	profit before tax, purchased intangibles amortisation and integration costs.

THE ROYAL BANK OF SCOTLAND GROUP plc

RESULTS SUMMARY

	First half 2007 £m	First half 2006 £m	Increase £m	Full year 2006 £m
Total income	14,690	13,642	1,048	28,002

Operating expenses (1)	6,298	5,948	350	12,252

Operating profit before impairment losses (1)	5,977	5,490	487	11,292

Group operating profit (2)	5,106	4,603	503	9,414

Purchased intangibles amortisation	43	49	(6)	94

Integration costs	55	43	12	134

Profit before tax	5,008	4,511	497	9,186

Cost:income ratio (3)	41.4%	41.9%		42.1%

Basic earnings per ordinary share	37.6p	31.0p	6.6p	64.9p

Adjusted earnings per ordinary share (4)	38.4p	31.7p	6.7p	66.7p

(1)	excluding purchased intangibles amortisation and integration costs.
(2)	profit before tax, purchased intangibles amortisation and integration costs.
(3)	the cost:income ratio is based on total income and operating expenses as defined in (1) above, and after netting operating lease depreciation against rental income.
(4)	adjusted earnings per ordinary share is based on earnings adjusted for purchased intangibles amortisation and integration costs.

Sir Fred Goodwin, Group Chief Executive, said:

“Diversification has enabled the Group to prosper consistently through a wide range of business, market and economic conditions. These results demonstrate the continuing value of our approach and give us confidence in our ability to deliver in the future for our customers, our people and our shareholders.”

THE ROYAL BANK OF SCOTLAND GROUP plc

GROUP CHIEF EXECUTIVE’S REVIEW

Our Group has consistently demonstrated its ability to deliver organic growth in income, profit and earnings per share and we have done so once again in the first half of 2007, with a strong performance from our range of diversified businesses. Total income rose to £14,690 million, up 8%, operating profit increased by 11% to £5,106 million and adjusted earnings per share by 21% to 38.4p.

Income growth has been built on increasing customer activity across our core franchises. Each of our divisions faces different market conditions, but across the Group as a whole we have grown average customer deposits by 10% and lending by 9%, demonstrating the resilience of our operating model. Adverse movements in exchange rates have affected not only Citizens but also Corporate Markets and Wealth Management. In constant currency terms, we grew income by 10% and operating profit by 13%.

We have also expanded our product capabilities and broadened our geographical footprint, with excellent results from Corporate Markets, Wealth Management and Ulster Bank. We have made particularly good progress in Asia, where we more than doubled income, benefiting from the investments we are making in building our franchise.

Income growth has been accompanied by good cost discipline. In the first half the Group cost:income ratio improved further to 41.4%. Our customer-facing divisions have directed investment towards faster-growth opportunities while tightly managing their direct costs. Our Manufacturing division held infrastructure and support cost growth to just 2% while supporting increased business volumes.

Strong credit metrics highlight our conservative risk profile across the Group, and impairment losses fell 2% to £871 million. The quality of our corporate loan portfolio remains very strong, and we believe that we have passed the peak of bad debts in the UK unsecured personal credit market. Our early action to tighten lending criteria and reduce activity in the direct loan market is now reflected in falling arrears and a 7% reduction in Retail impairment losses. Our trading book risk remains modest.

Many of our customers’ homes have been damaged by the severe flooding the UK has experienced over the last two months, and we have been working hard to process their claims as quickly as possible and assist them at this difficult time. This has, naturally, affected RBS Insurance’s results, with June flood claims estimated to have cost a net £125 million. Had it not been for this factor, our Group operating profit would have grown by 16% on a constant currency basis.

Adjusted earnings per share increased by 21% to 38.4p, driven by our strong operating performance, a reduction in the number of shares in issue following last year’s share buyback, and an effective tax rate of 25.4% in the first half of 2007. This tax rate includes the full impact on deferred tax of the change in the UK corporation tax rate from April 2008. Excluding this deferred tax reduction, adjusted earnings per share rose by 16%.

Adjusted return on equity improved to 19.6%, or to 18.7% excluding the deferred tax reduction.

THE ROYAL BANK OF SCOTLAND GROUP plc

GROUP CHIEF EXECUTIVE’S REVIEW (continued)

Our businesses

These very good results endorse the strength of our business model and emphasise the importance of diversity in our sources of income. They also reflect the measured investments we have made over recent years to take advantage of growth opportunities across our businesses. In each of our divisions we have achieved good growth in core customer numbers, underpinning these results and strengthening our franchise for the future.

Our businesses have continued to balance volume growth against profitability, and we have maintained a more cautious approach towards a number of business segments in which we have not considered that the available returns matched the costs and risks entailed. We have, therefore, further reduced our business volumes in markets such as direct loans, intermediary mortgages and insurance partnerships, with a consequent improvement in profitability.

Global Banking & Markets has produced another strong performance, as its expanding product set and broadening geographical footprint have yielded a 19% increase in operating profit, while UK Corporate Banking has maintained its consistently good pace of growth. Ulster Bank and Wealth Management, too, have kept up their momentum, and we are continuing to invest in these high-growth businesses.

Retail Markets has continued to build its core current account franchise, providing the platform for strong growth in its savings and investments business. Lending growth has been more subdued but our cautious credit stance has produced a reduction in impairment losses, and this, together with flat underlying costs, drove a 10% increase in operating profit.

Citizens has increased its customer numbers by 5% and made significant progress in its efforts to diversify its income streams away from its traditional deposit products, with good growth in credit cards and merchant acquiring. That diversification has emphatically not included the sub-prime credit markets, and we have no regrets over our decision to avoid this segment. Average corporate lending increased by 12%, demonstrating the momentum we are building towards our objective of developing a significant corporate and commercial banking presence in the US. Operating profit rose by 2% in US dollar terms.

RBS Insurance has also performed well in the first half. Whilst its headline operating profit is lower, reflecting the £125 million net cost of the June floods, its underlying performance shows a meaningful improvement. In our own-brand businesses we have increased prices and improved risk selection while holding volumes steady, with the result that operating profit in this segment rose by 10%, excluding the flood effect. In our partnership operations, where we provide underwriting and processing services to third party distributors, we have put profitability ahead of volume, exiting some low-margin partnership contracts.

Capital

We have managed our balance sheet carefully, generating capital to fund a 9% increase in risk-weighted assets since 30 June 2006 while holding our Tier 1 ratio at 7.4%, in the middle of our target range of 7-8%. The Financial Services Authority has endorsed our Basel II programme and we will be among the small group of financial institutions permitted to use the advanced approach to credit risk management when the new capital adequacy framework comes into effect next year.

In line with our established policy, we will be paying an interim dividend equivalent to one third of the previous year’s total dividend. Allowing for the bonus share issue in May, that equates to 10.1p per share, up 25%.

THE ROYAL BANK OF SCOTLAND GROUP plc

GROUP CHIEF EXECUTIVE’S REVIEW (continued)

Outlook

Some of the structural headwinds we have experienced in Retail Markets, Citizens and RBS Insurance have begun to abate. The strength of our franchise coupled with the diversity of our income streams means the Group is well placed to compete as the market evolves. We remain confident of the Group’s ability to continue to deliver sustainable organic growth in income, profit and earnings per share.

Sir Fred Goodwin

Group Chief Executive

THE ROYAL BANK OF SCOTLAND GROUP plc

SUMMARY CONSOLIDATED INCOME STATEMENT

FOR THE HALF YEAR ENDED 30 JUNE 2007 (unaudited)

In the income statement set out below, amortisation of purchased intangible assets and integration costs are shown separately. In the statutory income statement on page 30, these items are included in operating expenses.

	First half 2007 £m	First half 2006 £m	Full year 2006 £m
Net interest income	5,383	5,194	10,596

Non-interest income (excluding insurance net premium income)	6,259	5,468	11,433
Insurance net premium income	3,048	2,980	5,973

Non-interest income	9,307	8,448	17,406

Total income	14,690	13,642	28,002
Operating expenses	6,298	5,948	12,252

Profit before other operating charges	8,392	7,694	15,750
Insurance net claims	2,415	2,204	4,458

Operating profit before impairment losses	5,977	5,490	11,292
Impairment losses	871	887	1,878

Profit before tax, purchased intangibles amortisation and integration costs	5,106	4,603	9,414
Amortisation of purchased intangible assets	43	49	94
Integration costs	55	43	134

Profit before tax	5,008	4,511	9,186
Tax	1,272	1,387	2,689

Profit for the period	3,736	3,124	6,497
Minority interests	75	55	104
Preference dividends	106	91	191

Profit attributable to ordinary shareholders	3,555	2,978	6,202

Basic earnings per ordinary share (Note 4)	37.6p	31.0p	64.9p

Adjusted earnings per ordinary share (Note 4)	38.4p	31.7p	66.7p

THE ROYAL BANK OF SCOTLAND GROUP plc

FINANCIAL REVIEW

Profit

Profit before tax was up 11%, from £4,511 million to £5,008 million, reflecting strong organic income growth in Corporate Markets, Wealth Management and Ulster Bank.

Group operating profit increased by 11% or £503 million, from £4,603 million to £5,106 million.

Total income

The Group achieved strong growth in income during the first half of 2007. Total income was up 8% or £1,048 million to £14,690 million.

Net interest income increased by 4% to £5,383 million and represents 37% of total income (2006 - 38%). Average loans and advances to customers and average customer deposits grew by 9% and 10% respectively.

Non-interest income increased by 10% to £9,307 million and represents 63% of total income (2006 - 62%).

Net interest margin

The Group’s net interest margin at 2.42% was down from 2.45% in the first half of 2006.

Operating expenses

Operating expenses, excluding purchased intangibles amortisation and integration costs, rose by 6% to £6,298 million.

Cost:income ratio

The Group’s cost:income ratio was 41.4% compared with 41.9% in 2006.

Net insurance claims

Bancassurance and general insurance claims, after reinsurance, increased by 10% to £2,415 million reflecting volume growth and adverse weather conditions in the first half of 2007. Excluding the impact of severe weather in June, net insurance claims increased by 3%.

Impairment losses

Impairment losses fell 2% to £871 million, compared with £887 million in 2006.

Risk elements in lending and potential problem loans represented 1.51% of gross loans and advances to customers excluding reverse repos at 30 June 2007 (31 December 2006 - 1.57%).

Provision coverage of risk elements in lending and potential problem loans was 63% (31 December 2006 - 62%).

Integration

Integration costs were £55 million compared with £43 million in 2006.

THE ROYAL BANK OF SCOTLAND GROUP plc

FINANCIAL REVIEW (continued)

Taxation

The effective tax rate for the first half of 2007 was 25.4% (first half 2006 - 30.7%). The tax rate benefited from a reduction of £157 million in deferred tax liability following the change in the rate of UK Corporation Tax from 30% to 28% from 1 April 2008. The change in the rate of taxation also reduced net interest income by £19 million to reflect lower rentals on leases with tax variation clauses.

Earnings and dividends

Basic earnings per ordinary share increased by 21%, from 31.0p to 37.6p. Earnings per ordinary share adjusted for purchased intangibles amortisation and integration costs also increased by 21%, from 31.7p to 38.4p.

An interim dividend of 10.1p per ordinary share, representing one third of last year’s total dividend will be paid on 5 October 2007 to shareholders registered on 17 August 2007. The interim dividend is covered 3.8 times by earnings before purchased intangibles amortisation and integration costs.

Balance sheet

Total assets were £1,011.3 billion at 30 June 2007, 16% higher than total assets of £871.4 billion at 31 December 2006.

Lending to customers, excluding repurchase agreements and stock borrowing (“reverse repos”), increased in the first half of 2007 by 5% or £19.7 billion to £423.7 billion. Customer deposits, excluding repurchase agreements and stock lending (“repos”), grew by 5% or £17.4 billion to £337.6 billion.

Capital ratios at 30 June 2007 were 7.4% (Tier 1) and 12.5% (Total).

Profitability

The adjusted after-tax return on ordinary equity, which is based on profit attributable to ordinary shareholders before purchased intangibles amortisation and integration costs, and average ordinary equity, was 19.6% compared with 18.5% in the first half of 2006.

Bonus issue

In May 2007, the Group capitalised £1,576 million of its share premium account by way of a bonus issue of two new ordinary shares of 25p each for every one held.

RESTATEMENTS

Divisional results for 2006 have been restated to reflect transfers of businesses between divisions in the second half of 2006 and the first half of 2007. These changes do not affect the Group’s results. A divisional analysis of these restatements is set out on page 51.

The number of ordinary shares in issue and per share data for prior periods have been restated to reflect the bonus issue in May 2007.

THE ROYAL BANK OF SCOTLAND GROUP plc

DESCRIPTION OF BUSINESS

Corporate Markets is focused on the provision of debt and risk management services to medium and large businesses and financial institutions in the UK and around the world. Its activities are organised into two businesses, Global Banking & Markets and UK Corporate Banking, in order to enhance our focus on the distinct needs of these two customer segments.

Global Banking & Markets is a leading banking partner to major corporations and financial institutions around the world, providing an extensive range of debt financing, risk management and investment services to its customers.

UK Corporate Banking is the largest provider of banking, finance and risk management services to UK corporate customers. Through its network of relationship managers across the country it distributes the full range of Corporate Markets’ products and services to companies.

Retail Markets leads the co-ordination and delivery of our multi-brand retail strategy across our product range and comprises Retail and Wealth Management.

Retail comprises both The Royal Bank of Scotland and NatWest retail brands. It offers a full range of banking products and related financial services to the personal, premium and small business markets (SMEs) through the largest network of branches and ATMs in the UK, as well as through telephone and internet banking. Retail is the UK market leader in small business banking. Retail issues a comprehensive range of credit and charge cards and other financial products through The Royal Bank of Scotland, NatWest and other brands, including MINT, First Active UK and Tesco Personal Finance. It is the leading merchant acquirer in Europe and ranks 4th globally.

Wealth Management provides private banking and investment services to its global clients through Coutts Group, Adam & Company, The Royal Bank of Scotland International and NatWest Offshore.

Ulster Bank, including First Active, provides a comprehensive range of retail and wholesale financial services in the Republic of Ireland and Northern Ireland. Retail Banking has a network of branches throughout Ireland and operates in the personal, commercial and wealth management sectors. Corporate Markets provides a wide range of services in the corporate and institutional markets. RBS’s European Consumer Finance (‘ECF’) activities, previously part of RBS Retail Markets, are now managed within Ulster Bank. ECF provides consumer finance products, particularly card-based revolving credits and fixed-term loans, in Germany and the Benelux countries.

Citizens is engaged in retail and corporate banking activities through its branch network in 13 states in the United States and through non-branch offices in other states. Citizens was ranked the 9th largest commercial banking organisation in the US based on deposits as at 31 March 2007. Citizens Financial Group includes the seven Citizens Banks, Charter One, RBS National Bank, our US credit card business, RBS Lynk, our US merchant acquiring business, and Kroger Personal Finance, our credit card joint venture with the second largest US supermarket group.

RBS Insurance sells and underwrites retail and SME insurance over the telephone and internet, as well as through brokers and partnerships. Direct Line, Churchill and Privilege sell general insurance products direct to the customer. Through its International Division, RBS Insurance sells general insurance, mainly motor, in Spain, Germany and Italy. The Intermediary and Broker Division sells general insurance products through 2,500 independent brokers.

THE ROYAL BANK OF SCOTLAND GROUP plc

DESCRIPTION OF BUSINESS (continued)

Manufacturing supports the customer-facing businesses and provides operational technology, customer support in telephony, account management, lending and money transmission, global purchasing, property and other services. Manufacturing drives efficiencies and supports income growth across multiple brands and channels by using a single, scalable platform and common processes wherever possible. It also leverages the Group’s purchasing power and has become the centre of excellence for managing large-scale and complex change.

The expenditure incurred by Manufacturing relates to costs principally in respect of the Group’s banking and insurance operations in the UK and Ireland. These costs reflect activities that are shared between the various customer-facing divisions and consequently cannot be directly attributed to individual divisions. Instead, the Group monitors and controls each of its customer-facing divisions on revenue generation and direct costs whilst in Manufacturing such control is exercised through appropriate efficiency measures and targets. For financial reporting purposes the Manufacturing costs have been allocated to the relevant customer-facing divisions on a basis management considers to be reasonable.

The Centre comprises group and corporate functions, such as capital raising, finance, risk management, legal, communications and human resources. The Centre manages the Group’s capital requirements and Group-wide regulatory projects and provides services to the operating divisions.

THE ROYAL BANK OF SCOTLAND GROUP plc

DIVISIONAL PERFORMANCE

The profit before amortisation of purchased intangible assets and integration costs and after allocation of Manufacturing costs where appropriate, of each division is detailed below, and is described as ‘operating profit’ in the divisional analyses that follow. The allocations of Manufacturing costs are shown separately in the results for each division.

	First half 2007 £m	First half 2006 £m	Increase %	Full year 2006 £m
Corporate Markets
- Global Banking & Markets	2,170	1,829	19	3,816
- UK Corporate Banking	981	878	12	1,758
Total Corporate Markets	3,151	2,707	16	5,574
Retail Markets
- Retail	1,160	1,085	7	2,258
- Wealth Management	202	158	28	318
Total Retail Markets	1,362	1,243	10	2,576
Ulster Bank	238	198	20	421
Citizens	752	812	(7)	1,582
RBS Insurance	255	351	(27)	749
Manufacturing	—	—	—	—
Central items	(652)	(708)	8	(1,488)

Group operating profit	5,106	4,603	11	9,414

Risk-weighted assets of each division were as follows:

	30 June 2007 £bn	31 December 2006 £bn	30 June 2006 £bn
Corporate Markets
- Global Banking & Markets	144.0	138.1	127.8
- UK Corporate Banking	99.9	93.1	88.0
Total Corporate Markets	243.9	231.2	215.8
Retail Markets
- Retail	69.9	70.6	71.9
- Wealth Management	7.0	6.4	6.5
Total Retail Markets	76.9	77.0	78.4
Ulster Bank	32.3	29.7	27.7
Citizens	57.0	57.6	60.3
Other	9.6	4.8	3.3

	419.7	400.3	385.5

THE ROYAL BANK OF SCOTLAND GROUP plc

CORPORATE MARKETS

	First half 2007 £m	First half 2006 £m	Full year 2006 £m
Net interest income from banking activities	1,981	1,842	3,802
Non-interest income	3,750	3,114	6,518

Total income	5,731	4,956	10,320

Direct expenses
- staff costs	1,476	1,220	2,539
- other	345	278	622
- operating lease depreciation	354	374	736

	2,175	1,872	3,897

Contribution before impairment losses	3,556	3,084	6,423
Impairment losses	120	97	274

Contribution	3,436	2,987	6,149
Allocation of Manufacturing costs	285	280	575

Operating profit	3,151	2,707	5,574

	£bn	£bn	£bn
Total assets*	579.9	470.0	472.4
Loans and advances to customers – gross*
- banking book	195.7	172.0	181.1
- trading book	16.0	11.5	15.4
Rental assets	13.6	13.6	13.9
Customer deposits*	143.1	122.7	132.5
Risk-weighted assets	243.9	215.8	231.2

*	excluding reverse repos and repos

Corporate Markets achieved a strong performance in the first half of 2007, with excellent results across our businesses. Total income rose by 16% to £5,731 million. Contribution grew by 15% to £3,436 million and operating profit by 16% to £3,151 million.

Average loans and advances to customers, excluding reverse repos, grew by 14% and average customer deposits (excluding repos) by 17%. The portfolio remains well diversified by counterparty, sector and geography, while our average credit grade continues to improve. Assets grew strongly outside the UK, particularly in Western Europe and Asia. Overall credit conditions remained benign, and annualised impairment losses represented 0.11% of loans and advances to customers.

Average risk-weighted assets rose by 12%, with disciplined capital management. The annualised ratio of operating profit to average risk-weighted assets improved from 2.5% to 2.6%.

THE ROYAL BANK OF SCOTLAND GROUP plc

CORPORATE MARKETS - GLOBAL BANKING & MARKETS

	First half 2007 £m	First half 2006 £m	Full year 2006 £m
Net interest income from banking activities	842	796	1,632

Net fees and commissions receivable	627	503	1,032
Trading activities	1,426	1,210	2,242
Income from rental assets (net of related funding costs)	348	350	677
Other operating income (net of related funding costs)	630	412	1,279

Non-interest income	3,031	2,475	5,230

Total income	3,873	3,271	6,862

Direct expenses
- staff costs	1,173	951	1,975
- other	245	195	436
- operating lease depreciation	193	207	406

	1,611	1,353	2,817

Contribution before impairment losses	2,262	1,918	4,045
Impairment losses	21	19	85

Contribution	2,241	1,899	3,960
Allocation of Manufacturing costs	71	70	144

Operating profit	2,170	1,829	3,816

	£bn	£bn	£bn
Total assets*	484.9	384.3	383.7
Loans and advances to customers - gross*
- banking book	102.4	87.9	94.3
- trading book	16.0	11.5	15.4
Rental assets	11.9	12.0	12.2
Customer deposits*	59.4	48.5	54.1
Risk-weighted assets	144.0	127.8	138.1

*	excluding reverse repos and repos

Global Banking & Markets (‘GBM’) delivered another strong performance in the first half of 2007, achieving excellent growth in income while continuing to expand our strong international franchise. Total income rose by 18% to £3,873 million, with contribution up by 18% to £2,241 million and operating profit by 19% to £2,170 million.

In the first half of 2007 GBM invested in further extending its capabilities as a leading provider of debt financing and risk management solutions covering the origination, structuring and distribution of a wide range of assets. Our recently announced joint venture with Sempra Energy will enable us to extend the range of energy and commodities products we offer to our corporate and financial institution clients.

GBM has also broadened its worldwide reach. In Europe, income increased by 33% in local currency as a result of good performances in Germany, Spain, France, Italy and the Nordic region. We have grown the activities of our primary dealerships in government debt in France and Italy and added new dealerships in Austria and the Netherlands.

THE ROYAL BANK OF SCOTLAND GROUP plc

CORPORATE MARKETS - GLOBAL BANKING & MARKETS (continued)

In Asia-Pacific we made marked progress, with income more than doubling in US dollar terms. We have established a good platform, developing both our product capability and client relationships across the region. In North America GBM continues to diversify its income streams, building its customer base and business across a broad range of activities. It achieved good results in corporate bond origination and in treasury and investor products, but its traditional asset-backed and related businesses experienced reduced origination volumes and unfavourable market conditions. Total income in North America declined by 6%, in local currency.

Net interest income from banking activities rose by 6% to £842 million, representing 22% of GBM’s total income. Average loans and advances to customers, excluding reverse repos, increased by 15% as we further expanded our customer base outside the UK.

Net fee income rose by 25% to £627 million, reflecting our top tier position in arranging, structuring and distributing large scale financings, with excellent progress in international bond underwritings.

Income from trading activities grew by 18% to £1,426 million, with a particularly strong performance in our European businesses helping to offset lower revenues in US asset-backed and related markets. Good performances in foreign exchange and interest rate derivatives were supplemented by growth in our broadening product range, including equity derivatives and retail investor products. Average trading book value at risk remained modest at £16.1 million.

Our rental and other asset-based activities have achieved continuing success in originating, structuring, financing and managing physical assets such as aircraft, trains, ships and real estate for our customers. Income from rental assets, net of related funding costs and operating lease depreciation, increased by 8% to £155 million. These businesses also generated value through the ownership and active management of our portfolio of assets. Good results from these activities, as well as from principal investments arising from our financing activities with corporate customers and financial sponsors, were reflected in other operating income, which increased to £630 million (net of related funding costs).

We have maintained good cost discipline while continuing to invest in extending our geographical footprint, our infrastructure and our product range. Total expenses grew by 18% to £1,682 million. Variable performance-related compensation increased and now accounts for 45% of total costs. Net of operating lease depreciation our cost:income ratio was 40.5%.

Portfolio risk remained stable and the corporate credit environment remained benign. Impairment losses of £21 million were in line with the first half of 2006, a period which included significant recoveries.

Average risk-weighted assets grew by 12% and the annualised ratio of operating profit to average risk-weighted assets improved from 2.8% to 3.0%.

THE ROYAL BANK OF SCOTLAND GROUP plc

CORPORATE MARKETS - UK CORPORATE BANKING

	First half 2007 £m	First half 2006 £m	Full year 2006 £m
Net interest income from banking activities	1,139	1,046	2,170
Non-interest income	719	639	1,288

Total income	1,858	1,685	3,458

Direct expenses
- staff costs	303	269	564
- other	100	83	186
- operating lease depreciation	161	167	330

	564	519	1,080

Contribution before impairment losses	1,294	1,166	2,378
Impairment losses	99	78	189

Contribution	1,195	1,088	2,189
Allocation of Manufacturing costs	214	210	431

Operating profit	981	878	1,758

	£bn	£bn	£bn
Total assets*	95.0	85.7	88.7
Loans and advances to customers - gross*	93.3	84.1	86.8
Customer deposits*	83.7	74.2	78.4
Risk-weighted assets	99.9	88.0	93.1

*	excluding reverse repos and repos

UK Corporate Banking has had a strong start to the year across its businesses, building further on our market-leading positions. Total income rose by 10% to £1,858 million and contribution by 10% to £1,195 million. Operating profit rose by 12% to £981 million.

There has been good growth in customer volumes, with average loans and advances up 12% and average deposits up 18%. This led to an increase in net interest income from banking activities of 9% to £1,139 million. Although the corporate marketplace remains an area of intense competition, the rate of margin decline has eased in the first half of 2007.

Non-interest income rose by 13% to £719 million, as a result of growth in fees and good progress in the distribution of trade and invoice finance as well as of interest rate and foreign exchange products.

Total expenses rose by 7% to £778 million. We have continued to extend “Another Way of Banking”, improving our service quality and product capabilities through the addition of 600 front-line staff. We have made good progress in the rollout of Bankline, our enhanced web-based electronic banking platform, adding advanced payments functionality.

Impairment losses totalled £99 million, which as a percentage of average loans and advances to customers is in line with the full year 2006, reflecting the stable credit quality of the portfolio as well as a benign economic environment.

THE ROYAL BANK OF SCOTLAND GROUP plc

RETAIL MARKETS

	First half 2007 £m	First half 2006 £m	Full year 2006 £m
Net interest income	2,339	2,243	4,607
Non-interest income	1,965	1,900	3,852

Total income	4,304	4,143	8,459

Direct expenses
- staff costs	828	774	1,615
- other	360	386	745

	1,188	1,160	2,360

Insurance net claims	285	242	488

Contribution before impairment losses	2,831	2,741	5,611
Impairment losses	612	659	1,311

Contribution	2,219	2,082	4,300
Allocation of Manufacturing costs	857	839	1,724

Operating profit	1,362	1,243	2,576

	£bn	£bn	£bn
Total banking assets	120.4	114.9	118.4
Loans and advances to customers - gross
- mortgages	70.4	66.0	69.7
- personal	20.5	20.8	20.5
- cards	7.8	8.4	8.2
- business	19.5	17.7	18.1
Customer deposits*	122.0	109.6	115.5
Investment management assets - excluding deposits	38.2	32.3	34.9
Risk-weighted assets	76.9	78.4	77.0

*	customer deposits exclude bancassurance.

Retail Markets achieved a good performance in the first half of 2007, with income ahead 4% to £4,304 million, contribution up by 7% to £2,219 million and operating profit up by 10% to £1,362 million.

Retail Markets has continued to focus on savings and investment products and has seen strong growth in these areas, with average customer deposits up 10%. Our Wealth Management businesses have performed strongly, benefiting from the significant investment made in the UK and Asia in recent years. Lending growth in the personal sector remains subdued as a result of the slowdown in demand for consumer credit. We have maintained our cautious approach to this sector, reducing lending in a number of segments where we have not viewed returns as commensurate with the risks and acquisition costs involved.

Expenses have been kept under tight control, with continued efficiency gains allowing us to continue to invest and grow the business. The first half of 2007 marked the turning point in UK unsecured credit, and impairment losses fell by 7%, with the resultant increase in profitability.

Average risk-weighted assets fell by 2%, reflecting a change in business mix towards mortgage lending as well as careful balance sheet management, including increased use of securitisations.

THE ROYAL BANK OF SCOTLAND GROUP plc

RETAIL MARKETS - RETAIL

	First half 2007 £m	First half 2006 £m	Full year 2006 £m
Net interest income	2,067	2,006	4,111
Non-interest income	1,740	1,701	3,459

Total income	3,807	3,707	7,570

Direct expenses
- staff costs	670	631	1,316
- other	295	323	618

	965	954	1,934

Insurance net claims	285	242	488

Contribution before impairment losses	2,557	2,511	5,148
Impairment losses	611	657	1,310

Contribution	1,946	1,854	3,838
Allocation of Manufacturing costs	786	769	1,580

Operating profit	1,160	1,085	2,258

	£bn	£bn	£bn
Total banking assets	107.8	103.9	107.4
Loans and advances to customers – gross
- Mortgages	66.2	62.1	65.6
- Personal	16.5	17.4	17.1
- Cards	7.7	8.3	8.1
- Business	18.2	16.6	16.9
Customer deposits*	91.3	83.2	87.1
Risk-weighted assets	69.9	71.9	70.6

*	customer deposits exclude bancassurance.

Retail has delivered a good performance in the first half of 2007, growing contribution by 5% to £1,946 million, and operating profit by 7% to £1,160 million. This good result reflects 3% growth in income to £3,807 million, strong cost control and reduced impairment losses, while maintaining a cautious approach to unsecured lending.

In consumer banking we have achieved strong growth in savings balances and a significant uplift in sales of cards, bancassurance and loans through our branches. We have again expanded our customer franchise, growing our personal current account base by 2%. We continue to perform well in the switcher market, reinforcing our leading position in current accounts. RBS and NatWest are now ranked first and joint second respectively among major high street banks in Great Britain for the percentage of main current account customers that are “extremely satisfied” and “extremely or very satisfied” overall.

In business banking the implementation of a new operating model has produced good results, enabling us to increase our market share. NatWest leads the SME banking market in England and Wales while RBS remains leader in the Scottish market. We have gained ground in the start-up market and have recently launched a new market-leading account to target this segment.

THE ROYAL BANK OF SCOTLAND GROUP plc

RETAIL MARKETS - RETAIL (continued)

Results for our cards and direct finance business reflected our strategy of focusing unsecured personal lending on lower risk segments, as well as the market-wide decline in credit card borrowing. Income was 5% lower as a result of declining card and direct loan balances and the impact of the Office of Fair Trading’s ruling on credit card fees. Effective cost control and reducing credit losses contributed to a 4% increase in operating profit.

Net interest income increased by 3% to £2,067 million, with faster growth in deposits helping to mitigate lower unsecured lending volumes and declining card balances. Average customer deposit balances were 8% higher, driven by very strong growth in personal savings balances, up 12%, and accelerating growth in business deposits, up 10%. Net interest margin was stable.

Average loans and advances to customers increased by 4%, with average mortgage lending up 7% and average business loans up 8%. Mortgage activity focused on the more profitable branch channels, where gross lending was 13% higher, whilst we have continued to take a selective approach to the intermediary channel, where our gross lending was 10% lower than in the first half of 2006. We have further reduced our presence in the direct loans market, whilst focusing on quality business with existing customers, resulting in continued growth in lending through the branch channel. Average credit card balances fell by 10% as customers repaid debt, but we have achieved excellent growth in the recruitment of new card accounts through our branches.

Non-interest income was £1,740 million, 2% ahead of the first half of 2006, with strong income growth in investment and private banking businesses offset by lower credit card late payment fees and lower fee income as a result of reduced direct lending volumes.

Bancassurance continued its excellent progress with sales increasing by 24% to £171 million annual premium equivalent. The continuing increase in our sales force has resulted in an increase in market share to more than 10%.

Despite investments for future growth, total expenses rose by just 2% to £1,751 million, whilst direct expenses were up just 1% to £965 million. Excluding redundancy costs associated with the division’s reorganisation, direct costs were 2% lower. These redundancy costs resulted in a 5% reduction in headcount and made up most of a 6% increase in staff costs to £670 million. We sustained investment in customer-facing staff in branches and in our bancassurance and investment businesses. Other costs were reduced by 9% to £295 million.

Impairment losses decreased by 7% to £611 million, reflecting the improvement in arrears trends on both credit cards and unsecured personal loans. Mortgage arrears remain very low – the average loan-to-value ratio of Retail’s mortgages was 47% overall and 64% on new mortgages written in the first half of 2007. Small business credit quality remains good.

THE ROYAL BANK OF SCOTLAND GROUP plc

RETAIL MARKETS - WEALTH MANAGEMENT

	First half 2007 £m	First half 2006 £m	Full year 2006 £m
Net interest income	272	237	496
Non-interest income	225	199	393

Total income	497	436	889

Direct expenses
- staff costs	158	143	299
- other	65	63	127

	223	206	426

Contribution before impairment losses	274	230	463
Impairment losses	1	2	1

Contribution	273	228	462
Allocation of Manufacturing costs	71	70	144

Operating profit	202	158	318

	£bn	£bn	£bn
Loans and advances to customers - gross	9.6	8.5	8.8
Investment management assets - excluding deposits	31.2	26.0	28.2
Customer deposits	30.7	26.4	28.4
Risk-weighted assets	7.0	6.5	6.4

Wealth Management delivered strong growth, with total income rising by 14% to £497 million. Contribution grew by 20% to £273 million and operating profit by 28% to £202 million.

Wealth Management’s offering of private banking and investment services continued to deliver robust organic income growth in the first half of 2007. We have continued Coutts UK’s regional expansion programme, and this has helped us to grow customer numbers in the UK by 7%. Outside the UK, Coutts International has maintained its momentum in the Asia-Pacific region, where we have succeeded in growing customer numbers by 20% and income by 46% in US dollar terms.

Growth in banking volumes contributed to a 15% rise in net interest income to £272 million. Average loans and advances to customers rose by 12% and average deposits by 15%.

Non-interest income grew by 13% to £225 million, reflecting higher investment management fees and new product sales, as well as continued growth in underlying new business volumes, particularly in the UK and Asia. Assets under management rose to £31.2 billion at 30 June 2007, up 20% from a year earlier.

Total expenses rose by 7% to £294 million, reflecting our continued investment in the UK along with further recruitment of private bankers, particularly in Asia. Total headcount increased by 10%.

THE ROYAL BANK OF SCOTLAND GROUP plc

ULSTER BANK

	First half 2007 £m	First half 2006 £m	Full year 2006 £m
Net interest income	467	415	873
Non-interest income	146	128	252

Total income	613	543	1,125

Direct expenses
- staff costs	137	121	254
- other	78	62	131

	215	183	385

Contribution before impairment losses	398	360	740
Impairment losses	53	57	104

Contribution	345	303	636
Allocation of Manufacturing costs	107	105	215

Operating profit	238	198	421

Average exchange rate - €/£	1.482	1.456	1.467

	£bn	£bn	£bn
Total assets	49.4	41.8	44.5
Loans and advances to customers - gross
- mortgages	16.2	14.2	15.0
- corporate	21.7	16.8	19.6
- other	3.2	2.9	3.6
Customer deposits	20.1	17.6	18.1
Risk-weighted assets	32.3	27.7	29.7
Spot exchange rate - €/£	1.485	1.446	1.490

Ulster Bank continued to perform strongly in both personal and corporate banking across the island of Ireland, with total income rising by 13% to £613 million. Contribution increased by 14% to £345 million and operating profit by 20% to £238 million. We achieved a particularly strong performance in commercial banking and have made good progress in Capital Markets, working closely with Global Banking & Markets. We launched a new Wealth business in May to serve Ireland’s growing population of high net worth individuals, and this is already proving successful, with strong take-up of new product offerings.

Net interest income increased by 13% to £467 million, reflecting strong growth in both lending and deposit gathering. Average loans and advances to customers increased by 27%, with particularly strong balance growth in business lending, up 37% across a wide range of sectors. We have seen healthy growth in the mortgage book, although the pace of market growth has moderated. Average customer deposits rose by 16%, while our switcher campaign has been successful in winning 47,000 new current account customers in the first half of 2007. Net interest margin tightened in line with previous trends in lending margins.

Non-interest income rose by 14% to £146 million, driven by the success of our Capital Markets and Wealth activities.

Total expenses increased by 12% to £322 million, as we continued our investment programme to support the future growth of the business. We continued to expand our branch and business centre footprint and recruited additional customer-facing staff, particularly in our Corporate Markets division.

The credit environment remains benign, despite recent rises in interest rates, and impairment losses fell by £4 million to £53 million.

THE ROYAL BANK OF SCOTLAND GROUP plc

CITIZENS

	First half 2007 £m	First half 2006 £m	Full year 2006 £m	First half 2007 $m	First half 2006 $m	Full year 2006 $m
Net interest income	980	1,075	2,085	1,931	1,924	3,844
Non-interest income	585	611	1,232	1,153	1,094	2,271

Total income	1,565	1,686	3,317	3,084	3,018	6,115

Direct expenses
- staff costs	378	424	803	746	759	1,480
- other	352	379	751	693	677	1,385

	730	803	1,554	1,439	1,436	2,865

Contribution before impairment losses	835	883	1,763	1,645	1,582	3,250
Impairment losses	83	71	181	163	128	333

Operating profit	752	812	1,582	1,482	1,454	2,917

Average exchange rate - US$/£	1.970	1.790	1.844

				$bn	$bn	$bn
Total assets				160.3	164.2	162.2
Loans and advances to customers - gross
- mortgages				18.5	19.4	18.6
- home equity				36.2	33.1	34.5
- other consumer				22.7	24.5	23.2
- corporate and commercial				34.6	32.2	32.7
Customer deposits				106.1	111.8	106.8
Customer deposits (excluding wholesale funding)				104.0	105.2	103.6
Risk-weighted assets				114.4	111.5	113.1

Spot exchange rate - US$/£				2.006	1.849	1.965

The franchise, particularly corporate and commercial banking, made good progress in the first half of 2007 as the headwinds showed signs of abating. Stable margins and growth in fees lifted income by 2% to $3,084 million which, coupled with tight cost control and strong credit quality, resulted in operating profit growth of 2% to $1,482 million. In sterling terms, total income decreased by 7% to £1,565 million and operating profit also fell by 7% to £752 million.

Net interest income was $1,931 million. Average loans and advances to customers increased by 4%, with strong growth in corporate and commercial lending offsetting weaker demand for mortgage and auto loans. Average corporate and commercial loans excluding finance leases increased by 12%, reflecting Citizens’ success in adding new mid-corporate customers and increasing its total number of business customers by 3% to 473,000, with particularly good growth in the Midwest.

Average customer deposits increased by 1%. There has been further migration from low-cost checking accounts and liquid savings to higher-cost term and time deposits. Notwithstanding this migration, Citizens stabilised its net interest margin at 2.75% in the first half of 2007, the same level recorded in the first half of 2006 but six basis points higher than in the second half of 2006.

THE ROYAL BANK OF SCOTLAND GROUP plc

CITIZENS (continued)

Non-interest income rose by 5% to $1,153 million. Business and corporate fees rose strongly, with good results especially in leasing, interest rate derivatives and cash management where enhanced cooperation with Corporate Markets has resulted in increased activity. Good progress was also made in credit card issuing, where we increased our customer base by 21%, and in merchant acquiring, where RBS Lynk achieved significant growth, processing 30% more transactions than in 2006 and expanding its merchant base by 8%.

Tight cost control and a 4% reduction in headcount kept total expenses flat, despite continued investment in growth opportunities including mid-corporate banking, contactless debit cards and merchant acquiring. Citizens has also continued to develop its branch network. Our partnership with Stop & Shop Supermarkets has helped us to expand our supermarket banking franchise into downstate New York, while in February we completed the acquisition of GreatBanc, Inc., strengthening our position in the Chicago market and making us the 5th largest bank in the Chicago area, based on deposits.

The increasing proportion of commercial lending in our portfolio has contributed to an increase in impairment losses to $163 million. This reflects the growth in the portfolio over the recent past and still represents just 0.29% of loans and advances to customers, on an annualised basis, illustrating the quality of our portfolio. Risk elements in lending and problem loans represent 0.35% of loans and advances, up slightly from 0.32% in 2006. Citizens is not active in sub-prime lending, and consumer lending is to prime customers, with average FICO scores on our portfolios, including home equity lines of credit, in excess of 700 with 96% of lending secured.

THE ROYAL BANK OF SCOTLAND GROUP plc

RBS INSURANCE

	First half 2007 £m	First half 2006 £m	Full year 2006 £m
Earned premiums	2,815	2,834	5,713
Reinsurers’ share	(110)	(105)	(212)

Insurance premium income	2,705	2,729	5,501
Net fees and commissions	(201)	(248)	(486)
Other income	339	280	664

Total income	2,843	2,761	5,679

Direct expenses
- staff costs	147	155	319
- other	204	188	426

	351	343	745

Gross claims	2,164	1,995	4,030
Reinsurers’ share	(34)	(33)	(60)

Net claims	2,130	1,962	3,970

Contribution	362	456	964
Allocation of Manufacturing costs	107	105	215

Operating profit	255 *	351	749

* The impact of the June 2007 floods was to reduce operating profit by £125 million.

In-force policies (thousands)
- Own-brand motor	6,829	6,724	6,790
- Own-brand non-motor (home, rescue, pet, HR24)	3,493	3,500	3,505
-Partnerships & broker (motor, home, rescue, SMEs, pet, HR24)	9,852	11,501	11,496

General insurance reserves - total (£m)	8,223	7,942	8,068

RBS Insurance has made good progress in the first half of 2007. Total income increased by 3% to £2,843 million, driven by good growth in our own-brand businesses partially offset by a decline in partnerships. Results in the first half were held back by the £125 million impact of June’s floods, and operating profit fell by 27% to £255 million. Excluding the June impact, operating profit grew by 8%.

Our own-brand businesses have performed well, with income rising by 7%. Operating profit declined by 13%, but excluding the June impact grew by 10%. In the UK motor market we have pursued a strategy of increasing premium rates to offset claims inflation, and have improved profitability by implementing heavier increases in higher risk categories. Total in-force motor policies were up slightly at 6.8 million. In own-brand non-motor insurance we have achieved good sales through the RBS and NatWest branch channel which has allowed in-force policies to be maintained at 2006 levels of around 3.5 million. Our international businesses also showed strong growth in the first half, with particularly good performances in Spain and Italy. The number of in-force motor policies in Europe rose by 11%.

In our partnership and broker business, providing underwriting and processing services to third parties, we have not renewed a number of large rescue contracts, and in-force policies have reduced by 14% to just under 10 million. Partnerships and broker income, however, has fallen by only 1%. Excluding the June impact, operating profit from partnerships and brokers increased by 4%.

THE ROYAL BANK OF SCOTLAND GROUP plc

RBS INSURANCE (continued)

For RBS Insurance as a whole, insurance premium income, net of fees and commissions, was 1% higher at £2,504 million, reflecting 3% growth in our own brands offset by a 1% decline in partnerships. Other income rose by 21% to £339 million, reflecting increased investment income.

Total expenses rose by 2% to £458 million. Within this, staff costs reduced by 5%, reflecting our continued focus on improving efficiency whilst maintaining service standards. A 9% rise in non-staff costs reflects increased marketing investment in our own motor brands.

Net claims rose by 9% to £2,130 million. Gross claims relating to the severe weather in June are estimated to have cost more than £150 million, with a net impact after allowing for profit sharing and reinsurance of £125 million. Excluding the June impact, net claims costs rose by just 1%. In the motor book, while average claims costs have continued to rise, this has been mitigated by continuing efficiencies and improvements in risk selection and management.

The UK combined operating ratio for the first half of 2007, including Manufacturing costs, increased to 101.3%, reflecting a higher loss ratio and the discontinuation of some partnerships. Excluding the effect of June’s severe weather, the UK combined operating ratio was 95.8%.

THE ROYAL BANK OF SCOTLAND GROUP plc

MANUFACTURING

	First half 2007 £m	First half 2006 £m	Full year 2006 £m
Staff costs	370	370	763
Other costs	1,058	1,029	2,110

Total Manufacturing costs	1,428	1,399	2,873
Allocated to divisions	(1,428)	(1,399)	(2,873)

	—	—	—

Analysis of Manufacturing costs:
Group Technology	472	470	974
Group Property	464	448	932
Customer Support and other operations	492	481	967

Total Manufacturing costs	1,428	1,399	2,873

Manufacturing costs increased by 2% to £1,428 million, as improvements in productivity enabled us to support growth in business volumes and to maintain high levels of customer satisfaction while continuing to invest in the further development of our business. Staff costs were flat, as salary inflation was offset by reduced headcount in Operations, resulting from process efficiencies. Other costs increased by 3%, reflecting property investment and continued growth in the volumes of transactions handled.

Group Technology costs were broadly flat at £472 million, as we achieved significant improvements in productivity balanced by investment in software development.

Group Property costs increased by 4% to £464 million, reflecting the continuation of our branch improvement programme and ongoing investment in our property portfolio, including our city centre portfolio in the UK and new offices to support the strong growth of our business in Singapore and Paris.

Customer Support and other operations costs increased by only 2% to £492 million and, like Group Technology, achieved significant improvements in productivity. This enabled us to absorb significant increases in service volumes, such as a 6% increase in transactions at our ATMs. At the same time we maintained our focus on service quality, and our UK-based telephony centres continued to record market-leading customer satisfaction scores. Our investment in ‘lean manufacturing’ approaches across our operational centres is expected to deliver further improvements in efficiency.

THE ROYAL BANK OF SCOTLAND GROUP plc

CENTRAL ITEMS

	First half 2007 £m	First half 2006 £m	Full year 2006 £m
Funding and corporate costs	370	424	893
Departmental and other costs	210	214	451

	580	638	1,344
Allocation of Manufacturing costs	72	70	144

Total central items	652	708	1,488

Funding and corporate costs were down £54 million reflecting lower pension costs, volatility attributable to derivatives that do not meet the hedge accounting criteria, the effect of exchange rate movements on interest on dollar denominated funding instruments and the benefit from new issues of equity preference shares replacing preference shares classified as debt. These were offset by goodwill payments amounting to £81 million in respect of current account administration fees.

Departmental and other costs were flat.

THE ROYAL BANK OF SCOTLAND GROUP plc

AVERAGE BALANCE SHEET

	First half 2007			First half 2006
	Average balance £m	Interest £m	Rate %	Average balance £m	Interest £m	Rate %
Assets
Treasury and other eligible bills	687	16	4.66	2,644	56	4.24
Loans and advances to banks	24,295	637	5.24	24,861	469	3.77
Loans and advances to customers	382,890	12,185	6.36	352,464	10,654	6.05
Debt securities	31,293	808	5.16	36,595	863	4.72

Interest-earning assets - banking business	439,165	13,646	6.21	416,564	12,042	5.78

Trading business	261,200			190,356
Non-interest-earning assets	241,667			201,145

Total assets	942,032			808,065

Liabilities
Deposits by banks	59,010	1,329	4.50	66,242	1,250	3.77
Customer accounts	277,263	5,461	3.94	251,274	4,184	3.33
Debt securities in issue	82,806	2,047	4.94	79,460	1,774	4.47
Subordinated liabilities	26,042	725	5.57	26,243	651	4.96
Internal funding of trading business	(52,857)	(1,238)	4.68	(47,355)	(917)	3.87

Interest-bearing liabilities - banking business	392,264	8,324	4.24	375,864	6,942	3.69

Trading business	263,086			191,913
Non-interest-bearing liabilities
- demand deposits	30,145			29,370
- other liabilities	215,860			174,963
Shareholders’ equity	40,677			35,955

Total liabilities	942,032			808,065

Notes:

1.	Interest receivable and interest payable on trading assets and liabilities are included in income from trading activities.

2.	Interest-earning assets and interest-bearing liabilities exclude the Retail bancassurance assets and liabilities, in view of their distinct nature. As a result, interest income has been adjusted by £37 million (2006 - £30 million).

3.	Changes in the fair value of interest-bearing financial instruments designated as at fair value through profit or loss are recorded in other operating income in the consolidated income statement. In the average balance sheet shown above, interest includes interest income and interest expense related to these instruments of £151 million (2006 - £107 million) and £249 million (2006 - £231 million) respectively and the average balances have been adjusted accordingly.

THE ROYAL BANK OF SCOTLAND GROUP plc

AVERAGE INTEREST RATES, YIELDS, SPREADS AND MARGINS

Average rate	First half 2007%	First half 2006%
The Group’s base rate	5.31	4.50
London inter-bank three month offered rates:
- Sterling	5.65	4.64
- Eurodollar	5.36	4.99
- Euro	3.94	2.75

	First half 2007%	First half 2006%
Yields, spreads and margins of the banking business:
Gross yield on interest-earning assets of banking business	6.21	5.78
Cost of interest-bearing liabilities of banking business	(4.24)	(3.69)

Interest spread of banking business	1.97	2.09
Benefit from interest-free funds	0.45	0.36

Net interest margin of banking business	2.42	2.45

THE ROYAL BANK OF SCOTLAND GROUP plc

CONDENSED CONSOLIDATED INCOME STATEMENT

FOR THE HALF YEAR ENDED 30 JUNE 2007 (unaudited)

In the income statement below, amortisation of purchased intangible assets and integration costs are included in operating expenses.

	First half 2007 £m	First half 2006 £m	Full year 2006 £m
			(Audited )
Interest receivable	13,458	11,905	24,688
Interest payable	8,075	6,711	14,092

Net interest income	5,383	5,194	10,596

Fees and commissions receivable	3,588	3,543	7,116
Fees and commissions payable	(916)	(985)	(1,922)
Income from trading activities	1,875	1,453	2,675
Other operating income (excluding insurance premium income)	1,712	1,457	3,564
Insurance premium income	3,193	3,112	6,243
Reinsurers’ share	(145)	(132)	(270)

Non-interest income	9,307	8,448	17,406

Total income	14,690	13,642	28,002

Staff costs	3,494	3,233	6,723
Premises and equipment	748	668	1,421
Other administrative expenses	1,319	1,286	2,658
Depreciation and amortisation	835	853	1,678

Operating expenses*	6,396	6,040	12,480

Profit before other operating charges and impairment losses	8,294	7,602	15,522
Insurance claims	2,468	2,244	4,550
Reinsurers’ share	(53)	(40)	(92)
Impairment losses	871	887	1,878

Operating profit before tax	5,008	4,511	9,186
Tax	1,272	1,387	2,689

Profit for the period	3,736	3,124	6,497
Minority interests	75	55	104
Preference dividends	106	91	191

Profit attributable to ordinary shareholders	3,555	2,978	6,202

Basic earnings per ordinary share (Note 4)	37.6p	31.0p	64.9p

Diluted earnings per ordinary share (Note 4)	37.3p	30.8p	64.4p

Adjusted earnings per ordinary share (Note 4)	38.4p	31.7p	66.7p

	£m	£m	£m
*Operating expenses include:
Integration costs:
- Administrative expenses	26	41	118
- Depreciation and amortisation	29	2	16

	55	43	134
Amortisation of purchased intangible assets	43	49	94

	98	92	228

THE ROYAL BANK OF SCOTLAND GROUP plc

CONDENSED CONSOLIDATED BALANCE SHEET

AT 30 JUNE 2007 (unaudited)

	30 June 2007 £m	31 December 2006 £m		30 June 2006 £m
		(Audited	)
Assets
Cash and balances at central banks	4,080	6,121		3,760
Treasury and other eligible bills	8,014	5,491		6,499
Loans and advances to banks	92,037	82,606		74,887
Loans and advances to customers	503,197	466,893		431,296
Debt securities	142,324	127,251		129,389
Equity shares	13,193	13,504		12,919
Settlement balances	21,372	7,425		14,789
Derivatives	183,313	116,681		117,897
Intangible assets	18,868	18,904		19,380
Property, plant and equipment	18,185	18,420		18,311
Prepayments, accrued income and other assets	6,683	8,136		10,212

Total assets	1,011,266	871,432		839,339

Liabilities
Deposits by banks	139,415	132,143		118,617
Customer accounts	419,317	384,222		368,601
Debt securities in issue	95,519	85,963		85,823
Settlement balances and short positions	71,969	49,476		48,832
Derivatives	183,461	118,112		119,757
Accruals, deferred income and other liabilities	15,711	15,660		14,818
Retirement benefit liabilities	1,987	1,992		3,742
Deferred taxation	2,721	3,264		2,294
Insurance liabilities	7,629	7,456		7,442
Subordinated liabilities	27,079	27,654		27,852

Total liabilities	964,808	825,942		797,778
Equity:
Minority interests	4,914	5,263		4,186
Shareholders’ equity*
Called up share capital	2,391	815		825
Reserves	39,153	39,412		36,550
Total equity	46,458	45,490		41,561

Total liabilities and equity	1,011,266	871,432		839,339

*Shareholders’ equity attributable to:

Ordinary shareholders	37,403	36,546		34,016
Preference shareholders	4,141	3,681		3,359

	41,544	40,227		37,375

THE ROYAL BANK OF SCOTLAND GROUP plc

OVERVIEW OF CONDENSED CONSOLIDATED BALANCE SHEET

Total assets of £1,011.3 billion at 30 June 2007 were up £139.8 billion, 16%, compared with 31 December 2006.

Treasury and other eligible bills increased by £2.5 billion, 46% to £8.0 billion, due to higher trading activity.

Loans and advances to banks increased by £9.4 billion, 11%, to £92.0 billion. Reverse repurchase agreements and stock borrowing (“reverse repos”) increased by £10.5 billion, 19% to £64.7 billion, but were offset by a reduction in bank placings of £1.1 billion, 4%, to £27.3 billion.

Loans and advances to customers were up £36.3 billion, 8%, to £503.2 billion. Within this, reverse repos increased by 26%, £16.6 billion to £79.5 billion. Excluding reverse repos, lending rose by £19.7 billion, 5% to £423.7 billion reflecting organic growth across all divisions.

Debt securities increased by £15.1 billion, 12%, to £142.3 billion, principally due to increased holdings in Global Banking & Markets.

Equity shares decreased by £0.3 billion, 2%, to £13.2 billion, primarily reflecting a decrease in the market value of the investment in Bank of China.

Settlement balances rose by £13.9 billion to £21.4 billion as a result of increased customer activity in Global Banking & Markets.

Movements in the value of derivatives, assets and liabilities, primarily reflect significant changes in interest rates since the year end and growth in trading volumes.

Prepayments, accrued income and other assets were down £1.5 billion, 18% to £6.7 billion.

Deposits by banks rose by £7.3 billion, 6% to £139.4 billion to fund business growth. This reflected increased repurchase agreements and stock lending (“repos”), up £5.0 billion, 6% to £81.3 billion combined with higher inter-bank deposits, up £2.3 billion, 4% at £58.1 billion.

Customer accounts were up £35.1 billion, 9% to £419.3 billion. Within this, repos increased £17.7 billion, 28% to £81.7 billion. Excluding repos, deposits rose by £17.4 billion, 5%, to £337.6 billion reflecting organic growth in all divisions.

Debt securities in issue increased by £9.6 billion, 11%, to £95.5 billion.

The increase in settlement balances and short positions, up £22.5 billion, 45%, to £72.0 billion, reflected growth in customer activity.

Deferred taxation liabilities decreased by £0.5 billion, 17% to £2.7 billion, due in part to the change in the rate of UK corporation tax from 30% to 28% from 1 April 2008.

Subordinated liabilities were down £0.6 billion, 2% to £27.1 billion. The issue of £1.0 billion dated loan capital was more than offset by the redemption of £0.3 billion dated and undated loan capital and £0.6 billion non-cumulative preferences shares and the effect of exchange rate and other adjustments, £0.7 billion.

Equity minority interests decreased by £0.3 billion, 7% to £4.9 billion, primarily reflecting a reduction in the market value of the investment in Bank of China attributable to minority shareholders.

THE ROYAL BANK OF SCOTLAND GROUP plc

OVERVIEW OF CONDENSED CONSOLIDATED BALANCE SHEET (continued)

Shareholders’ equity increased by £1.3 billion, 3% to £41.5 billion. The profit for the six months of £3.7 billion and the issue of £0.4 billion non-cumulative fixed rate equity preference shares were partially offset by a £0.3 billion decrease in available-for-sale reserves, mainly reflecting the Group’s share in the investment in Bank of China, the payment of the 2006 final ordinary dividend of £2.1 billion and preference dividends of £0.1 billion, together with movements in currency translation and cash flow hedging reserves of £0.2 billion and £0.1 billion respectively.

THE ROYAL BANK OF SCOTLAND GROUP plc

CONDENSED CONSOLIDATED STATEMENT OF RECOGNISED INCOME AND EXPENSE

FOR THE HALF YEAR ENDED 30 JUNE 2007 (unaudited)

	First half 2007 £m	First half 2006 £m	Full year 2006 £m
			(Audited )
Net movements in reserves:
Available-for-sale	(825)	3,106	4,479
Cash flow hedges	(125)	145	(249)
Currency translation	(199)	(869)	(1,681)
Actuarial gains on defined benefit plans	—	—	1,781
Tax on items recognised direct in equity	180	(454)	(1,173)

Net (expense)/income recognised direct in equity	(969)	1,928	3,157
Profit for the period	3,736	3,124	6,497

Total recognised income and expense for the period	2,767	5,052	9,654

Attributable to:
Equity shareholders	3,020	3,462	7,707
Minority interests	(253)	1,590	1,947

	2,767	5,052	9,654

THE ROYAL BANK OF SCOTLAND GROUP plc

CONDENSED CONSOLIDATED CASH FLOW STATEMENT

FOR THE HALF YEAR ENDED 30 JUNE 2007 (unaudited)

	First half 2007 £m	First half 2006 £m	Full year 2006 £m
			(Audited )
Operating activities
Operating profit before tax	5,008	4,511	9,186
Adjustments for:
Depreciation and amortisation	835	853	1,678
Interest on subordinated liabilities	725	651	1,386
Charge for defined benefit pension schemes	234	267	580
Cash contribution to defined benefit pension schemes	(239)	(257)	(536)
Elimination of foreign exchange differences and other non-cash items	(2,474)	1,188	3,396

Net cash inflow from trading activities	4,089	7,213	15,690
Changes in operating assets and liabilities	3,627	(1,893)	3,980

Net cash flows from operating activities before tax	7,716	5,320	19,670
Income taxes paid	(1,022)	(943)	(2,229)

Net cash flows from operating activities	6,694	4,377	17,441

Investing activities
Sale and maturity of securities	9,410	14,729	27,126
Purchase of securities	(8,210)	(11,911)	(19,126)
Sale of property, plant and equipment	2,009	808	2,990
Purchase of property, plant and equipment	(2,086)	(1,936)	(4,282)
Net investment in business interests and intangible assets	(278)	(108)	(63)

Net cash flows from investing activities	845	1,582	6,645

Financing activities
Issue of ordinary shares	—	98	104
Issue of equity preference shares	460	350	671
Issue of subordinated liabilities	1,009	1,990	3,027
Proceeds of minority interests issued	—	528	1,354
Redemption of minority interests	(33)	—	(81)
Repurchase of ordinary shares	—	(201)	(991)
Shares purchased by employee trusts	(50)	—	(254)
Shares issued under employee share schemes	52	—	108
Repayment of subordinated liabilities	(877)	(962)	(1,318)
Dividends paid	(2,252)	(1,831)	(2,727)
Interest paid on subordinated liabilities	(684)	(678)	(1,409)

Net cash flows from financing activities	(2,375)	(706)	(1,516)

Effects of exchange rate changes on cash and cash equivalents	(356)	(1,354)	(3,468)

Net increase in cash and cash equivalents	4,808	3,899	19,102
Cash and cash equivalents at beginning of period	71,651	52,549	52,549

Cash and cash equivalents at end of period	76,459	56,448	71,651

THE ROYAL BANK OF SCOTLAND GROUP plc

NOTES

1.	Accounting policies

There have been no changes to the Group’s principal accounting policies as set out on pages 130 to 136 of the 2006 Report and Accounts. These interim financial statements have been prepared in accordance with IAS 34 ‘Interim Financial Reporting’.

2.	Loan impairment provisions

Operating profit is stated after charging loan impairment losses of £851 million (2006—£889 million). The balance sheet loan impairment provisions increased in the half year ended 30 June 2007 from £3,935 million to £4,062 million, and the movements thereon were:

	First half 2007 £m	First half 2006 £m
At 1 January	3,935	3,887
Currency translation and other adjustments	(6)	(34)
Acquisitions	7	—
Amounts written-off	(768)	(737)
Recoveries of amounts previously written-off	126	96
Charge to the income statement	851	889
Unwind of discount	(83)	(63)

At 30 June	4,062	4,038

The provision at 30 June 2007 includes £2 million (31 December 2006—£2 million; 30 June 2006—£3 million) in respect of loans and advances to banks.

3.	Taxation

The charge for taxation comprises:

	First half 2007 £m	First half 2006 £m	Full year 2006 £m
			(Audited	)
Tax on profit before intangibles amortisation and integration costs	1,301	1,415	2,750
Tax relief on intangibles amortisation and integration costs	(29)	(28)	(61)

	1,272	1,387	2,689

Overseas tax included above	547	615	1,100

THE ROYAL BANK OF SCOTLAND GROUP plc

NOTES (continued)

3.	Taxation (continued)

The charge for taxation represents 25.4% (first half 2006 – 30.7%; full year 2006 – 29.3%) of profit before tax. It differs from the tax charge computed by applying the standard UK corporation tax rate of 30% as follows:

	First half 2007 £m	First half 2006 £m	Full year 2006 £m
			(Audited )
Profit before tax	5,008	4,511	9,186

Expected tax charge at 30%	1,502	1,353	2,756
Non-deductible items	67	113	288
Non-taxable items	(79)	(44)	(251)
Foreign profits taxed at other rates	25	33	63
Reduction in deferred tax liability following change in the rate of UK Corporation Tax	(157)	—	—
Other	(5)	2	19
Adjustments in respect of prior periods	(81)	(70)	(186)

Actual tax charge	1,272	1,387	2,689

4.	Earnings per share

Earnings per share have been calculated based on the following:

	First half 2007 £m	First half 2006 £m	Full year 2006 £m
			(Audited	)
Earnings
Profit attributable to ordinary shareholders	3,555	2,978	6,202
Add back finance cost on dilutive convertible securities	31	33	64

Diluted earnings attributable to ordinary shareholders	3,586	3,011	6,266

Number of shares - millions
Weighted average number of ordinary shares*
In issue during the period	9,443	9,591	9,555
Effect of dilutive share options and convertible securities	162	174	174

Diluted weighted average number of ordinary shares in issue during the period	9,605	9,765	9,729

Basic earnings per share*	37.6p	31.0p	64.9p
Intangibles amortisation	0.3p	0.4p	0.7p
Integration costs	0.5p	0.3p	1.1p

Adjusted earnings per share*	38.4p	31.7p	66.7p

Diluted earnings per share*	37.3p	30.8p	64.4p

Adjusted diluted earnings per share*	38.1p	31.5p	66.1p

*	prior period data have been restated to reflect the two for one bonus issue of ordinary shares in May 2007.

THE ROYAL BANK OF SCOTLAND GROUP plc

NOTES (continued)

5.	Segmental analysis

The revenues for each division in the table below are gross of intra-group transactions.

Total revenue	First half 2007 £m	First half 2006 £m	Full year 2006 £m
			(Audited )
Corporate Markets
- Global Banking & Markets	10,969	8,590	19,088
- UK Corporate Banking	3,470	2,784	5,980
Retail Markets
- Retail	6,763	6,217	12,763
- Wealth Management	1,480	1,227	2,413
Ulster Bank	1,320	1,227	2,557
Citizens	2,824	2,897	5,874
RBS Insurance	3,195	3,150	6,447
Manufacturing	26	7	31
Central items	4,666	3,471	8,101
Elimination of intra-group transactions	(10,887)	(8,100)	(18,968)

	23,826	21,470	44,286

Operating profit before tax	First half 2007 £m	First half 2006 £m	Full year 2006 £m
			(Audited )
Corporate Markets
- Global Banking & Markets	2,170	1,829	3,816
- UK Corporate Banking	981	878	1,758
Total Corporate Markets	3,151	2,707	5,574
Retail Markets
- Retail	1,160	1,085	2,258
- Wealth Management	202	158	318
Total Retail Markets	1,362	1,243	2,576
Ulster Bank	238	198	421
Citizens	752	812	1,582
RBS Insurance	255	351	749
Manufacturing	—	—	—
Central items	(652)	(708)	(1,488)

	5,106	4,603	9,414
Amortisation of purchased intangible assets	(43)	(49)	(94)
Integration costs	(55)	(43)	(134)

	5,008	4,511	9,186

THE ROYAL BANK OF SCOTLAND GROUP plc

NOTES (continued)

6.	Dividend*

During the period a dividend of 22.1p per ordinary share (2005—17.7p) in respect of the final dividend for 2006 was paid to ordinary shareholders, making 30.2p per ordinary share for the year as a whole. In line with our policy the directors have declared an interim dividend for 2007 representing one third of 2006’s total dividend. The interim dividend of 10.1p per ordinary share will be paid on 5 October 2007 to shareholders registered on 17 August 2007.

*	prior period data have been restated to reflect the two for one bonus issue of ordinary shares in May 2007.

7.	Analysis of repurchase agreements

	30 June 2007 £m	31 December 2006 £m		30 June 2006 £m
		(Audited	)
Reverse repurchase agreements and stock borrowing
Loans and advances to banks	64,697	54,152		41,159
Loans and advances to customers	79,469	62,908		45,813

Repurchase agreements and stock lending
Deposits by banks	81,335	76,376		59,531
Customer accounts	81,703	63,984		56,915

8.	Litigation

Proceedings, including consolidated class actions on behalf of former Enron securities holders, have been brought in the United States against a large number of defendants, including the Group, following the collapse of Enron. The claims against the Group could be significant; the class plaintiff’s position is that each defendant is responsible for an entire aggregate damage amount less settlements – they have not quantified claimed damages against the Group in particular. The Group considers that it has substantial and credible legal and factual defences to these claims and it continues to defend them vigorously. A number of other defendants have reached settlements in the principal class action. The Group is unable reliably to estimate the possible loss to it in relation to these matters or the effect that the possible loss might have on the Group’s consolidated net assets or its operating results or cashflows in any particular period. In addition, pursuant to requests received from the US Securities and Exchange Commission and the Department of Justice, the Group has provided copies of Enron-related materials to these authorities and has co-operated fully with them.

On 27 July 2007, following discussions between the Office of Fair Trading (‘OFT’), the Financial Ombudsman Service, the Financial Services Authority and all the major UK banks (including the Group) in the first half of 2007, the OFT issued proceedings in a test case against the banks including the Group to determine the legal status and enforceability of certain charges relating to unauthorised overdrafts. The Group maintains that its charges are fair and enforceable and intends to defend its position vigorously. The Group cannot predict with any certainty the outcome of the test case and is unable reliably to estimate the liability, if any, that may arise or its effect on the Group’s consolidated net assets, operating results or cash flows in any particular period.

Members of the Group are engaged in other litigation in the United Kingdom and a number of overseas jurisdictions, including the United States, involving claims by and against them arising in the ordinary course of business. The Group has reviewed these other actual, threatened and known potential claims and proceedings and, after consulting with its legal advisers, is satisfied that the outcome of these other claims and proceedings will not have a material adverse effect on its consolidated net assets, operating results or cash flows in any particular period.

THE ROYAL BANK OF SCOTLAND GROUP plc

NOTES (continued)

9.	Analysis of consolidated equity

	First half 2007 £m	First half 2006 £m	Full year 2006 £m
			(Audited )
Called-up share capital
At beginning of period	815	826	826
Bonus issue of ordinary shares*	1,576	—	—
Shares issued during the period	—	2	2
Shares repurchased during the period	—	(3)	(13)

At end of period	2,391	825	815

Share premium account
At beginning of period	12,482	11,777	11,777
Bonus issue of ordinary shares*	(1,576)	—	—
Shares issued during the period	460	446	815
Shares repurchased during the period	—	—	(381)
Redemption of preference shares classified as debt	159	271	271

At end of period	11,525	12,494	12,482

Merger reserve
At beginning and end of period	10,881	10,881	10,881

Available-for-sale reserves
At beginning of period	1,528	(73)	(73)
Currency translation adjustments	17	(6)	(43)
Unrealised (losses)/gains in the period	(376)	1,475	2,652
Realised gains in the period	(117)	(81)	(313)
Taxation	204	(397)	(695)

At end of period	1,256	918	1,528

Cash flow hedging reserve
At beginning of period	(149)	59	59
Currency translation adjustments	—	(10)	—
Amount recognised in equity during the period	(26)	216	(109)
Amount transferred from equity to earnings in the period	(99)	(71)	(140)
Taxation	24	(57)	41

At end of period	(250)	137	(149)

Foreign exchange reserve
At beginning of period	(872)	469	469
Retranslation of net assets, net of related hedges	(220)	(676)	(1,341)

At end of period	(1,092)	(207)	(872)

*	in May 2007, the Group capitalised £1,576 million of its share premium account by way of a two for one bonus issue of ordinary shares of 25p each.

THE ROYAL BANK OF SCOTLAND GROUP plc

NOTES (continued)

9.	Analysis of consolidated equity (continued)

	First half 2007 £m	First half 2006 £m	Full year 2006 £m
			(Audited )
Capital redemption reserve
At beginning of period	170	157	157
Shares repurchased during the period	—	3	13

At end of period	170	160	170

Retained earnings
At beginning of period	15,487	11,346	11,346
Profit attributable to ordinary and equity preference shareholders	3,661	3,069	6,393
Ordinary dividends paid	(2,091)	(1,699)	(2,470)
Equity preference dividends paid	(106)	(91)	(191)
Shares repurchased during the period	—	(201)	(624)
Redemption of preference shares classified as debt	(159)	(271)	(271)
Actuarial (losses)/gains recognised in retirement benefit schemes, net of tax (1)	(48)	—	1,262
Net cost of shares bought and used to satisfy share-based payments	(38)	—	(38)
Share-based payments, net of tax	32	20	80

At end of period	16,738	12,173	15,487

Own shares held
At beginning of period	(115)	(7)	(7)
Shares purchased during the period	(50)	—	(254)
Shares issued under employee share schemes	90	1	146

At end of period	(75)	(6)	(115)

Shareholders’ equity at end of period	41,544	37,375	40,227

Minority interests
At beginning of period	5,263	2,109	2,109
Currency translation adjustments and other movements	4	(177)	(297)
Profit attributable to minority interests	75	55	104
Dividends paid	(55)	(41)	(66)
Unrealised (losses)/gains on available-for-sale reserves	(332)	1,712	2,140
Equity raised	—	528	1,354
Equity withdrawn and disposals	(41)	—	(81)

At end of period	4,914	4,186	5,263

Total equity at end of period	46,458	41,561	45,490

(1)	The movement of £48 million in the first half of 2007 reflects the reduction in deferred tax asset on actuarial losses recognised in retirement benefit schemes following the change in the rate of UK Corporation Tax.

THE ROYAL BANK OF SCOTLAND GROUP plc

NOTES (continued)

10.	Analysis of contingent liabilities and commitments

	30 June 2007 £m	31 December 2006* £m		30 June 2006* £m
		(Audited	)
Contingent liabilities
Guarantees and assets pledged as collateral security	10,996	10,725		11,733
Other contingent liabilities	9,633	9,121		8,075

	20,629	19,846		19,808

Commitments
Undrawn formal standby facilities, credit lines and other commitments to lend	261,280	242,655		226,475
Other commitments	2,932	2,402		2,855

	264,212	245,057		229,330

Total contingent liabilities and commitments	284,841	264,903		249,138

*	restated

11.	Filings with the US Securities and Exchange Commission (SEC)

The Group’s interim results will be filed with the SEC in a report on Form 6-K.

12.	Statutory accounts

Financial information contained in this document does not constitute statutory accounts within the meaning of section 240 of the Companies Act 1985 (“the Act”). The statutory accounts for the year ended 31 December 2006 have been filed with the Registrar of Companies and have been reported on by the auditors under section 235 of the Act. The report of the auditors was unqualified and did not contain a statement under section 237(2) or (3) of the Act.

13.	Auditor’s review

The interim results have been reviewed by the Group’s auditors, Deloitte & Touche LLP, and their review report is set out on page 50.

14.	Date of approval

This announcement was approved by the Board of directors on 2 August 2007.

THE ROYAL BANK OF SCOTLAND GROUP plc

ANALYSIS OF INCOME, EXPENSES AND IMPAIRMENT LOSSES

	First half 2007 £m	First half 2006 £m	Full year 2006 £m
Fees and commissions receivable	3,588	3,543	7,116
Fees and commissions payable
- banking	(715)	(733)	(1,432)
- insurance related	(201)	(252)	(490)

Net fees and commissions	2,672	2,558	5,194

Foreign exchange	424	258	738
Interest rate	922	634	973
Credit	421	496	841
Other	108	65	123

Income from trading activities	1,875	1,453	2,675

Rental income and other asset-based activities	1,184	1,039	2,149
Other income
- principal investments	288	203	794
- net realised gains on available-for-sale securities	15	66	196
- dividend income	35	41	73
- profit on sale of property, plant and equipment	92	50	125
- other	98	58	227

Other operating income	1,712	1,457	3,564

Non-interest income (excluding insurance premiums)	6,259	5,468	11,433

Insurance net premium income	3,048	2,980	5,973

Total non-interest income	9,307	8,448	17,406

Staff costs
- wages, salaries and other staff costs	3,020	2,725	5,641
- social security costs	196	203	389
- pension costs	269	290	617
Premises and equipment	744	660	1,411
Other	1,306	1,268	2,626

Administrative expenses	5,535	5,146	10,684
Operating lease depreciation	362	403	787
Other depreciation and amortisation	401	399	781

Operating expenses	6,298	5,948	12,252

General insurance	2,130	1,962	3,970
Bancassurance	285	242	488

Insurance net claims	2,415	2,204	4,458

Loan impairment losses	851	889	1,877
Impairment of available-for-sale securities	20	(2)	1

Impairment losses	871	887	1,878

Note: the data above exclude amortisation of purchased intangibles and integration costs.

THE ROYAL BANK OF SCOTLAND GROUP plc

REGULATORY RATIOS

	30 June 2007 £m	31 December 2006 £m	30 June 2006 £m
Capital base
Ordinary shareholders’ funds and minority interests less intangibles	20,985	20,281	19,232
Preference shares and tax deductible securities	10,166	9,760	9,892

Tier 1 capital	31,151	30,041	29,124
Tier 2 capital	26,955	27,491	26,674

	58,106	57,532	55,798
Less: Supervisory deductions	(5,803)	(10,583)	(10,111)

	52,303	46,949	45,687

Risk-weighted assets
Banking book
- on-balance sheet	333,400	318,600	313,800
- off-balance sheet	62,700	59,400	52,800
Trading book	23,600	22,300	18,900

	419,700	400,300	385,500

Risk asset ratio
Tier 1	7.4%	7.5%	7.6%
Total	12.5%	11.7%	11.9%

Composition of capital
Tier 1
Shareholders’ equity and minority interests	43,110	41,700	38,455
Innovative tier 1 securities and preference shares	4,264	4,900	5,148
Goodwill and other intangible assets	(18,868)	(18,904)	(19,380)
Regulatory and other adjustments	2,645	2,345	4,901

Total qualifying tier 1 capital	31,151	30,041	29,124

Tier 2
Unrealised gains in available-for-sale equity securities in shareholders’ equity and minority interests	3,348	3,790	3,106
Collective impairment losses, net of taxes	2,374	2,267	2,361
Qualifying subordinated liabilities	20,663	21,024	21,165
Minority and other interests in tier 2 capital	570	410	42

Total qualifying tier 2 capital	26,955	27,491	26,674

Supervisory deductions
Unconsolidated investments	4,147	3,870	3,617
Investments in other banks (1)	64	5,203	4,594
Other deductions	1,592	1,510	1,900

	5,803	10,583	10,111

Total regulatory capital	52,303	46,949	45,687

(1)	The reduction in supervisory deductions for investments in other banks reflects changes to the FSA rules following the implementation of certain provisions of the EU Capital Requirements Directive with effect from 1 January 2007. This affects the Group’s investment in Bank of China which is now included in risk-weighted assets.

THE ROYAL BANK OF SCOTLAND GROUP plc

ASSET QUALITY

Analysis of loans and advances to customers

The following table analyses loans and advances to customers (including reverse repurchase agreements and stock borrowing) by industry and geography.

	30 June 2007 £m	31 December 2006 £m	30 June 2006 £m
Central and local government	3,806	6,732	3,093
Finance	38,073	25,017	27,796
Individuals - home	71,148	70,884	66,800
Individuals - other	27,763	27,922	27,658
Other commercial and industrial comprising:
- Manufacturing	11,410	11,051	10,966
- Construction	9,155	8,251	7,574
- Service industries and business activities	46,453	43,887	42,905
- Agriculture, forestry and fishing	2,472	2,767	2,638
- Property	42,933	39,296	35,994
Finance leases and instalment credit	14,529	14,218	14,139
Interest accruals	1,566	1,497	1,155

Total domestic	269,308	251,522	240,718
Overseas residents	77,779	69,242	57,380

Total UK offices	347,087	320,764	298,098

Overseas
US	93,808	92,166	86,769
Rest of the World	66,362	57,896	50,464

Total Overseas offices	160,170	150,062	137,233

Loans and advances to customers - gross	507,257	470,826	435,331
Loan impairment provisions	(4,060)	(3,933)	(4,035)

Total loans and advances to customers	503,197	466,893	431,296

Reverse repurchase agreements included in the analysis above:
Central and local government	—	3,677	—
Finance	28,699	17,540	18,564
Accruals	185	220	153

	28,884	21,437	18,717
Overseas residents	23,556	18,487	14,654

Total UK offices	52,440	39,924	33,371
US	22,849	19,383	12,298
Rest of the World	4,180	3,601	144

Total	79,469	62,908	45,813

Loans and advances to customers excluding reverse repurchase agreements - net	423,728	403,985	385,483

THE ROYAL BANK OF SCOTLAND GROUP plc

ASSET QUALITY (continued)

Risk elements in lending

The Group’s loan control and review procedures do not include the classification of loans as non-accrual, accruing past due, restructured and potential problem loans, as defined by the Securities and Exchange Commission (‘SEC’) in the US. The following table shows the estimated amount of loans which would be reported using the SEC’s classifications. The figures are stated before deducting the value of security held or related provisions.

	30 June 2007 £m	31 December 2006 £m	30 June 2006 £m
Loans accounted for on a non-accrual basis (2):
- Domestic	5,560	5,420	5,461
- Foreign	819	812	809

	6,379	6,232	6,270

Accruing loans which are contractually overdue 90 days or more as to principal or interest (3):
- Domestic	32	81	7
- Foreign	38	24	30

	70	105	37

Loans not included above which are ‘troubled debt restructurings’ as defined by the SEC:
- Domestic	—	—	1
- Foreign	—	—	—

	—	—	1

Total risk elements in lending	6,449	6,337	6,308

Potential problem loans (4):
- Domestic	29	47	86
- Foreign	1	5	1

	30	52	87

Closing provisions for impairment as a % of total risk elements in lending and potential problem loans	63%	62%	63%

Risk elements in lending as a % of gross lending to customers excluding reverse repos	1.51%	1.55%	1.62%

Risk elements in lending and potential problem loans as a % of gross lending to customers excluding reverse repos	1.51%	1.57%	1.64%

1)	For the analysis above, ‘Domestic’ consists of the United Kingdom domestic transactions of the Group. ‘Foreign’ comprises the Group’s transactions conducted through offices outside the UK and through those offices in the UK specifically organised to service international banking transactions.
2)	All loans against which an impairment provision is held are reported in the non-accrual category.
3)	Loans where an impairment event has taken place but no impairment recognised. This category is used for fully collateralised non-revolving credit facilities.
4)	Loans for which an impairment event has occurred but no impairment provision is necessary. This category is used for fully collateralised advances and revolving credit facilities where identification as 90 days overdue is not feasible.

THE ROYAL BANK OF SCOTLAND GROUP plc

MARKET RISK

The Group manages the market risk in its trading and treasury portfolios through its market risk management framework. This expresses limits based on, but not limited to: value-at-risk (VaR); stress testing and scenario analysis; and position and sensitivity analyses. VaR is a technique that produces estimates of the potential negative change in the market value of a portfolio over a specified time horizon at given confidence levels. The table below sets out the VaR, at a 95% confidence level and a one-day time horizon, for the Group’s trading and treasury portfolios. The VaR for the Group’s trading portfolios includes idiosyncratic risk and is segregated by type of market risk exposure.

	Average £m	Period end £m	Maximum £m	Minimum £m
Trading VaR
Interest rate	11.7	11.4	15.9	9.0
Credit spread	14.6	13.9	15.9	13.0
Currency	2.1	1.8	5.2	1.1
Equity and commodity	2.3	2.6	3.8	1.6
Diversification effects		(13.0)

30 June 2007	16.1	16.7	19.0	13.2

31 December 2006	14.2	15.6	18.9	10.4

30 June 2006	13.1	14.5	16.2	10.4

Treasury VaR
30 June 2007	2.8	3.4	3.9	1.3

31 December 2006	2.4	1.5	4.4	0.6

30 June 2006	3.3	2.7	4.4	2.5

The Group’s VaR should be interpreted in light of the limitations of the methodologies used. These limitations include:

•

Historical data may not provide the best estimate of the joint distribution of risk factor changes in the future and may fail to capture the risk of possible extreme adverse market movements which have not occurred in the historical window used in the calculations.

•	VaR using a one-day time horizon does not fully capture the market risk of positions that cannot be liquidated or hedged within one day.

•	VaR using a 95% confidence level does not reflect the extent of potential losses beyond that percentile.

The Group largely computes the VaR of trading portfolios at the close of business and positions may change substantially during the course of the trading day. Controls are in place to limit the Group’s intra-day exposure, such as the calculation of VaR for selected portfolios. These limitations and the nature of the VaR measure mean that the Group cannot guarantee that losses will not exceed the VaR amounts indicated. The Group undertakes stress testing to identify the potential for losses in excess of the VaR.

The Group’s treasury activities include its money market business and the management of internal funds flow within the Group’s businesses.

THE ROYAL BANK OF SCOTLAND GROUP plc

OTHER INFORMATION

	30 June 2007	31 December 2006	30 June 2006
Ordinary share price*	£6.33	£6.64	£5.93
Number of ordinary shares in issue*	9,456m	9,459m	9,576m
Market capitalisation	£59.9bn	£62.8bn	£56.8bn
Net asset value per ordinary share*	£3.96	£3.86	£3.55
Employee numbers (full time equivalents rounded to the nearest hundred)
Global Banking & Markets	9,900	8,600	7,900
UK Corporate Banking	9,000	8,800	8,500
Retail	37,800	38,900	39,900
Wealth Management	4,700	4,500	4,300
Ulster Bank	6,100	5,600	5,700
Citizens	22,500	23,100	23,400
RBS Insurance	17,500	17,500	18,400
Manufacturing	25,100	25,400	25,200
Centre	2,800	2,600	2,500

Group total	135,400	135,000	135,800

*	prior period data have been restated to reflect the two for one bonus issue of ordinary shares in May 2007.

THE ROYAL BANK OF SCOTLAND GROUP plc

FORWARD-LOOKING STATEMENTS

Certain sections in this document contain ‘forward-looking statements’ as that term is defined in the United States Private Securities Litigation Reform Act of 1995, such as statements that include the words ‘expect’, ‘estimate’, ‘project’, ‘anticipate’, ‘should’, ‘intend’, ‘plan’, ‘probability’, ‘risk’, ‘Value-at-Risk (“VaR”)’, ‘target’, ‘goal’, ‘objective’, ‘will’, ‘endeavour’, ‘outlook’, ‘optimistic’, ‘prospects’ and similar expressions or variations on such expressions and sections such as ‘Group Chief Executive’s review’ and ‘Financial review’.

In particular, this document includes forward-looking statements relating, but not limited, to the Group’s potential exposures to various types of market risks, such as interest rate risk, foreign exchange rate risk and commodity and equity price risk. Such statements are subject to risks and uncertainties. For example, certain of the market risk disclosures are dependent on choices about key model characteristics and assumptions and are subject to various limitations. By their nature, certain of the market risk disclosures are only estimates and, as a result, actual future gains and losses could differ materially from those that have been estimated.

Other factors that could cause actual results to differ materially from those estimated by the forward-looking statements contained in this document include, but are not limited to: general economic conditions in the UK and in other countries in which the Group has significant business activities or investments, including the United States; the monetary and interest rate policies of the Bank of England, the Board of Governors of the Federal Reserve System and other G-7 central banks; inflation; deflation; unanticipated turbulence in interest rates, foreign currency exchange rates, commodity prices and equity prices; changes in UK and foreign laws, regulations and taxes; changes in competition and pricing environments; natural and other disasters; the inability to hedge certain risks economically; the adequacy of loss reserves; acquisitions or restructurings; technological changes; changes in consumer spending and saving habits; and the success of the Group in managing the risks involved in the foregoing.

The forward-looking statements contained in this document speak only as of the date of this report, and the Group does not undertake to update any forward-looking statement to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

THE ROYAL BANK OF SCOTLAND GROUP plc

INDEPENDENT REVIEW REPORT TO THE ROYAL BANK OF SCOTLAND GROUP plc

Introduction

We have been instructed by the company to review the financial information for the six months ended 30 June 2007 which comprises the condensed consolidated income statement, the condensed consolidated balance sheet, the condensed consolidated statement of recognised income and expense, the condensed consolidated cash flow statement and related notes 1 to 14 (“the financial information”). We have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

This report is made solely to the company in accordance with Bulletin 1999/4 issued by the Auditing Practices Board. Our work has been undertaken so that we might state to the company those matters we are required to state to them in an independent review report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company, for our review work, for this report, or for the conclusions we have formed.

Directors’ responsibilities

The interim report, including the financial information, is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the interim report in accordance with the Listing Rules of the Financial Services Authority and the requirements of IAS 34 which require that the accounting policies and presentation applied to the interim figures are consistent with those applied in preparing the preceding annual accounts except where any changes, and the reasons for them, are disclosed.

Review work performed

We conducted our review in accordance with the guidance contained in Bulletin 1999/4 issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of Group management and applying analytical procedures to the financial information and underlying financial data and, based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit performed in accordance with International Standards on Auditing (UK and Ireland) and therefore provides a lower level of assurance than an audit. Accordingly, we do not express an audit opinion on the financial information.

Review conclusion

On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 30 June 2007.

Deloitte & Touche LLP

Chartered Accountants

Edinburgh

2 August 2007

THE ROYAL BANK OF SCOTLAND GROUP plc

RESTATEMENTS

Divisional results for 2006 have been restated to reflect transfers of operations and businesses between divisions in the second half of 2006 and the first half of 2007, principally the transfer of our European Consumer Finance business from Retail to Ulster Bank. These changes do not affect the Group’s results.

	First half 2006			Full year 2006
	Previously reported £m	Transfers £m	Restated £m	Previously reported £m	Transfers £m	Restated £m
Global Banking & Markets
- Net interest income	796	—	796	1,629	3	1,632
- Non-interest income	2,452	23	2,475	5,197	33	5,230
- Other costs	189	6	195	427	9	436
Contribution	1,882	17	1,899	3,933	27	3,960

UK Corporate Banking
- Net interest income	1,056	(10)	1,046	2,169	1	2,170
- Non-interest income	657	(18)	639	1,284	4	1,288
- Staff costs	268	1	269	562	2	564
- Other costs	85	(2)	83	183	3	186
Contribution	1,115	(27)	1,088	2,189	—	2,189

Retail
- Net interest income	2,057	(51)	2,006	4,211	(100)	4,111
- Non-interest income	1,703	(2)	1,701	3,492	(33)	3,459
- Staff costs	648	(17)	631	1,349	(33)	1,316
- Other costs	346	(23)	323	656	(38)	618
- Impairment losses	678	(21)	657	1,343	(33)	1,310
Contribution	1,846	8	1,854	3,867	(29)	3,838

Wealth Management
- Net interest income	239	(2)	237	500	(4)	496
- Non-interest income	222	(23)	199	434	(41)	393
- Other costs	68	(5)	63	137	(10)	127
Contribution	248	(20)	228	497	(35)	462

Ulster Bank
- Net interest income	363	52	415	773	100	873
- Non-interest income	108	20	128	215	37	252
- Staff costs	107	14	121	224	30	254
- Other costs	41	21	62	91	40	131
- Impairment losses	37	20	57	71	33	104
Contribution	286	17	303	602	34	636

RBS Insurance
- Staff costs	158	(3)	155	319	—	319
Contribution	453	3	456	964	—	964

Manufacturing
- Staff costs	368	2	370	763	—	763
- Other costs	1,021	8	1,029	2,089	21	2,110
Contribution	(1,389)	(10)	(1,399)	(2,852)	(21)	(2,873)

Centre
- Funding and corporate costs	445	(21)	424	917	(24)	893
- Departmental and other costs	205	9	214	451	—	451
Contribution	(650)	12	(638)	(1,368)	24	(1,344)

THE ROYAL BANK OF SCOTLAND GROUP plc

FINANCIAL CALENDAR

2007 interim dividend payment	5 October 2007
2007 annual results announcement	28 February 2008
2007 final dividend payment	June 2008
2008 interim results announcement	August 2008

CONTACTS

Sir Fred Goodwin	Group Chief Executive	020 7672 0008
0131 523 2203

Guy Whittaker	Group Finance Director	020 7672 0003
0131 523 2028

Richard O’Connor	Head of Investor Relations	020 7672 1758

For media enquiries:

Howard Moody	Group Director, Communications	020 7672 1923
07768 033562

Carolyn McAdam	Head of Group Communications	020 7672 1914
07796 274968

2 August 2007

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 3 August 2007

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

By:	/s/ H Campbell
Name:	H Campbell
Title:	Head of Group Secretariat